Exhibit 99.1

Claude Intercepts 35.00 g/t over 9.78 metres at Santoy GAP, Seabee Project

'Announces Aggressive 2012 Seabee Exploration Program'

Trading Symbols
TSX: CRJ
NYSE Amex: CGR

SASKATOON, Feb. 13, 2012 /CNW/ - Claude Resources Inc. (TSX: CRJ) (NYSE Amex: CGR) ("Claude" and or the "Company") today provided a summary of results from its 2011 drill program at Santoy Gap within the Company's 100 percent-owned, 14,400 hectare Seabee Gold Project. Newly released drill results have confirmed grade continuity and intercepted economic mineralization at depths in excess of 500 metres as well as in step-out holes along strike to the north and south. The system remains open in all directions and is located just 300 metres from the existing Santoy 8 resource. SRK Consulting Inc. will integrate current and historic drilling to prepare a National Instrument 43-101 compliant gold resource for the Santoy Gap deposit during the first quarter of 2012.

Highlights of 2011 drill results are summarized in Table 1 below:

Table 1: Highlights from 2011 Santoy Gap drilling.
Hole ID	Easting	Northing	From (m)	To (m)	Au Grade (g/t)	Width (m)	Newly Released
JOY-11-565*	599043	6170888	396.22	397.68	27.65	1.46	Y
JOY-11-588	599021	6170706	222.16	231.94	35.00	9.78	Y
		Incl	231.44	231.94	533.00	0.50	Y
JOY-11-589	599237	6170826	468.66	470.63	46.44	1.97	Y
JOY-11-594	598995	6170771	289.42	291.70	14.75	2.28	Y
		And	301.17	305.21	16.14	4.04	Y
JOY-11-600	598968	6170808	290.36	291.77	56.23	1.41	Y
JOY-11-606	599247	6170665	395.33	403.13	12.95	7.80	Y
		Incl	397.08	400.14	23.44	3.06	Y
JOY-11-611	599292	6170777	455.13	458.95	9.74	3.82	Y
		Incl	456.67	457.81	23.24	1.14	Y
JOY-11-535	599349	6170487	310.57	316.00	10.30	5.43
JOY-11-549	599178	6170745	330.38	336.62	6.73	6.24
JOY-11-551	599205	6170769	405.77	408.59	22.06	2.82
JOY-11-554	599146	6170803	413.20	415.44	41.94	2.24
JOY-11-555	599146	6170803	377.40	397.65	12.79	20.25
		Incl	377.40	378.40	144.00	1.00
JOY-11-556	599146	6170803	323.00	343.48	19.10	20.48
		Incl	331.00	331.59	524.00	0.59
JOY-11-580	599097	6170891	364.06	365.78	36.51	1.72
Note: * Partial result, certain assays within zone are pending. Composites calculated at 3.0 g/t cut-off and may include internal dilution. True width is interpreted to range from 70 to 95% drilled width.

Infill drilling within the central portion of the deposit confirmed grade and width continuity.  Specifically, JOY-11-588 returned 35.00 grams of gold per tonne over 9.78 metres, approximately 40 metres up-dip from JOY-11-556 that returned 19.10 grams of gold per tonne over 20.48 metres. Furthermore, step-out drilling to the north, JOY-11-608 and -614, and to the south, JOY-11-586, have extended the system to approximately 650 metres in strike length.  At depth, the deepest drilling to date, JOY-11-602, has intercepted strong structure with visible gold at approximately 600 metres below surface. The system remains open along strike to the north, south and at depth and may link with the existing Santoy 8 resource 300 metres to the south. A total of 82 holes and 32,500 metres were completed at Santoy Gap from June 1st to the end of 2011 (See Table 2 for significant intercepts from 2011 drilling; also see Claude news releases dated September 26th and November 15th, 2011).

Driven by these positive results, the Company has approved a three to four rig, 70,000 metre surface drill program for 2012. Sixty thousand metres will be dedicated to the Santoy Gap (Figure 1), focusing on testing the northern strike extension towards the previously producing Santoy 7 mine, the southern strike extension towards the Santoy 8 mine and the depth continuity. The remaining meterage will be focused on early-stage regional targets.  In addition to the 70,000 metre surface program, 20,000 metres of underground drilling is planned to evaluate continuity within and down plunge of the existing Santoy 8 resources and reserves. In total at the Seabee Gold Project, inclusive of all underground and surface drilling, the Company has approved a 130,000 metre drill program, with a focus on resource expansion at Santoy Gap, Santoy 8, L62 and Seabee deep.

"Throughout 2011, Santoy Gap has continued to expand, demonstrating excellent continuity, grade and width.  With aggressive and focused drilling in 2011, both the L62 and Santoy Gap deposits will move from discovery to resource in less than a year," stated Brian Skanderbeg, Vice President Exploration of Claude. "This reinforces the potential for discovery in the Seabee Gold Project and bodes well for future mine expansion."

Gold mineralization at Santoy Gap is hosted within a system of sheeted, shear-hosted quartz veins, silicified biotite-diopside schist and silicified granitic to dioritic dykes. Visible gold is typically observed along vein contacts, associated with trace to 5 percent, disseminated pyrrhotite, pyrite, chalcopyrite and rarely tellurides. Vein sets are interpreted to dip moderately, 45 to 60 degrees to the east, and are interpreted to be amenable to bulk underground mining techniques. The system shows very similar structural controls and geometry to the Santoy 8 deposit.

In addition to aggressive exploration efforts at the Seabee Project, Claude is continuing Phase II underground and surface drilling at the Madsen Property in Red Lake and has approved the advancement of the Amisk Gold Project through to a Preliminary Economic Assessment.

Please visit www.clauderesources.com for a detailed longitudinal map of the Santoy Gap deposit, complete list of 2011 drill results and location map of the Seabee Project.

Claude Resources Inc. is a gold producer with shares listed on both the Toronto Stock Exchange (TSX: CRJ) and the NYSE Amex (NYSE Amex: CGR). The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company's entire asset base is located in Canada. Its main revenue generating asset is the 100 percent owned Seabee Gold Project, located in northern Saskatchewan. Since 1991, Claude has produced over 973,000 ounces of gold from the Seabee Gold Project. Claude also owns 100 percent of the Madsen property near Red Lake, Ontario and 100 percent interest in the Amisk Gold Property in northeastern Saskatchewan.

Table 2: Significant Intercepts from 2011 Santoy Gap Drillhole Intercepts
Hole ID	Easting	Northing	From (m)	To (m)	Grade (g/t)	Width (m)	Newly Released
JOY-11-545	599072	6170502	123.00	125.00	5.09	2.00	Y
JOY-11-546	599506	6170231	18.20	21.20	3.26	3.00	Y
		And	24.20	26.20	5.01	2.00	Y
JOY-11-561	599221	6170712	312.11	313.81	3.67	1.70	Y
		And	341.52	342.52	7.61	1.00	Y
JOY-11-565*	599043	6170888	396.22	397.68	27.65	1.46	Y
JOY-11-570	599334	6170551	322.00	325.85	4.99	3.85	Y
JOY-11-571	599097	6170891	382.97	389.18	3.81	6.21	Y
		And	422.61	424.61	5.79	2.00	Y
JOY-11-575	599247	6170665	438.12	439.12	4.49	1.00	Y
JOY-11-577	599282	6170633	331.27	333.03	15.75	1.76	Y
JOY-11-586	599403	6170475	399.67	400.62	18.85	0.95	Y
JOY-11-588	599021	6170706	222.16	231.94	35.00	9.78	Y
		Incl	231.44	231.94	533.00	0.50	Y
JOY-11-589	599237	6170826	468.66	470.63	46.44	1.97	Y
		And	478.49	479.49	8.25	1.00	Y
JOY-11-592	599237	6170826	504.38	507.78	8.32	3.40	Y
JOY-11-593	599300	6170592	364.66	366.04	3.30	1.38	Y
JOY-11-594	598995	6170771	289.42	291.70	14.75	2.28	Y
		And	301.17	305.21	16.14	4.04	Y
JOY-11-600	598968	6170808	290.36	291.77	56.23	1.41	Y
JOY-11-606	599247	6170665	395.33	403.13	12.95	7.80	Y
		Incl	397.08	400.14	23.44	3.06	Y
JOY-11-607	599205	6170865	480.90	482.26	7.64	1.36	Y
JOY-11-608	598929	6170853	116.27	117.17	6.86	0.90	Y
JOY-11-609	599227	6170685	325.17	326.67	6.99	1.50	Y
JOY-11-611	599292	6170777	455.13	458.95	9.74	3.82	Y
		Incl	456.67	457.81	23.24	1.14	Y
JOY-11-614	599024	6170918	353.18	353.70	17.35	0.52	Y
JOY-11-535	599349	6170487	310.57	316.00	10.30	5.43
JOY-11-549	599178	6170745	330.38	336.62	6.73	6.24
JOY-11-550	599178	6170745	307.08	308.08	20.10	1.00
JOY-11-551	599205	6170769	384.98	386.67	12.50	1.69
		And	405.77	408.59	22.06	2.82
JOY-11-553	599146	6170803	348.70	349.51	42.60	0.81
		And	365.12	366.65	12.67	1.53
JOY-11-554	599146	6170803	413.20	415.44	41.94	2.24
JOY-11-555	599146	6170803	377.40	397.65	12.79	20.25
		Incl	377.40	378.40	144.00	1.00
JOY-11-556	599146	6170803	323.00	343.48	19.10	20.48
		Incl	331.00	331.59	524.00	0.59
JOY-11-562	599124	6170848	349.88	353.30	8.34	3.42
JOY-11-563	599124	6170848	352.31	354.76	7.85	2.45
JOY-11-564	599205	6170769	448.55	449.75	25.10	1.20
JOY-11-579	599282	6170633	360.40	362.81	13.26	2.41
JOY-11-580	599097	6170891	364.06	365.78	36.51	1.72
JOY-11-583	599021	6170706	206.75	208.32	19.55	1.57
Note: * Partial result, certain assays within zone are pending. Composites calculated at 3.0 g/t cut-off and may include internal dilution. True width is interpreted to range from 70 to 95% drilled length.

Brian Skanderbeg, P.Geo. and M.Sc., Claude's Vice President Exploration, is the Qualified Person who has reviewed and approved the contents of this news release. Drill core was halved with samples averaging 1.5 metres submitted to ALS Chemex in Vancouver, an ISO approved facility. Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates. Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption, conventional gravimetric and/or screen fire techniques.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company.  The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements.  Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors.  Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company's Annual Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.  Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

CAUTIONARY NOTE TO US INVESTORS CONCERNING RESOURCES ESTIMATES

The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured," "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves." Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources".

%CIK: 0001173924

For further information:

Brian Skanderbeg, Vice President Exploration
Phone: (306) 668-7505

Or

Marc Lepage, Manager Investor Relations
Phone: (306) 668-7505

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 08:30e 13-FEB-12